Exhibit 3(i)
LIBERTY PROPERTY TRUST
ARTICLES SUPPLEMENTARY
     Liberty Property Trust, a Maryland real estate investment trust (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland on this 23rd day of August, 2005 (the “Department”) that:
     FIRST: Pursuant to the authority expressly vested in the Board of Trustees of the Company by Sections 3.2(e), 6.1 and 6.3 of the Amended and Restated Declaration of Trust of the Company filed with the Department on May 29, 1997, as amended June 22, 2004 and Section 8-203 of the Corporations and Associations Articles of the Annotated Code of Maryland, the Board of Trustees of the Company has duly classified an additional 120,000 shares of the authorized but unissued shares of beneficial interest in the Company as 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.001 per share.
     SECOND: This classification increases the number of shares previously classified as 6.65% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.001 per share, from 880,000 shares to 1,000,000 shares after the classification.

     The undersigned authorized officer of the Company acknowledges these Articles to be the act of the Company, and affirms, under the penalties of perjury, that to the best of his knowledge, information, and behalf, the matters and facts stated in these Articles are true in all material respects.

ATTEST:	LIBERTY PROPERTY TRUST

/s/ James J. Bowes	By:	/s/ William P. Hankowsky

James J. Bowes, Secretary		William P. Hankowsky Chairman, President and Chief Executive Officer